SECURITIES EXCHANGE ACT OF 1934
Release No. 73271 / October 1, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-16055

In the Matter of
 	
Bethesda C0801, Inc.,
Isdera North America, Inc.,
Kangye International Holdings, Inc.,
Quality Alliance Group, Inc.,
Quantum Assets, Inc.,
Remuda Investment Corp. (f/k/a
   Accelerated Acquisitions II, Inc.),
Source Rock, Inc., and
UnionTown Energy Inc.,
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO BETHESDA C0801, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Bethesda C0801, Inc. ("Bethesda C0801" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 5, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Bethesda C0801, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Bethesda C0801 (CIK No. 1435947) is a revoked Nevada corporation located in Clearwater, Florida. At all times relevant to this proceeding, the securities of Bethesda C0801 have been registered under Exchange Act Section 12(g).

      2.   Bethesda C0801 has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 2011.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.